                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                    _______________

                                     SCHEDULE 13D
                                    (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
                1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 (AMENDMENT NO. 3)(1)

                         CHRYSALIS INTERNATIONAL CORPORATION
                         -----------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                     ------------
                            (Title of Class of Securities)

                                     171188 10 5
                                     -----------
                                    (CUSIP Number)

                                   Marc Schneidman
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (415) 288-2396
                     --------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  September 8, 1998
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of 7 Pages)

------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------------               ----------------------------------
CUSIP NO. 171188 10 5               13D                 Page 2 of 7 Pages
------------------------------               ----------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     BIOTECHNOLOGY VALUE FUND, L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/  (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY
--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                   WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER
                                                      -0-
          NUMBER OF               ----------------------------------------------
            SHARES                 8       SHARED VOTING POWER
         BENEFICIALLY                                 437,155
           OWNED BY               ----------------------------------------------
            EACH                   9       SOLE DISPOSITIVE POWER
          REPORTING                                   -0-
         PERSON WITH              ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                      437,155
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON
                         437,155
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         3.8%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
                         PN
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP NO. 171188 10 5               13D                 Page 3 of 7 Pages
------------------------------               -----------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     BVF PARTNERS L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) /X/  (b) / /
--------------------------------------------------------------------------------
      3       SEC USE ONLY
--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS*
                   OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       / /
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER
                                                      -0-
          NUMBER OF               ----------------------------------------------
           SHARES                  8       SHARED VOTING POWER
         BENEFICIALLY                                 841,045
           OWNED BY               ----------------------------------------------
             EACH                  9       SOLE DISPOSITIVE POWER
          REPORTING                                   -0-
         PERSON WITH              ----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                      841,045
--------------------------------------------------------------------------------
      11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          841,045
--------------------------------------------------------------------------------
      12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.3%
--------------------------------------------------------------------------------
      14      TYPE OF REPORTING PERSON*
                          PN
--------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP NO. 171188 10 5               13D                 Page 4 of 7 Pages
------------------------------               -----------------------------------

--------------------------------------------------------------------------------
       1       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      BVF INC.
--------------------------------------------------------------------------------
       2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/ (b) / /
--------------------------------------------------------------------------------
       3       SEC USE ONLY
--------------------------------------------------------------------------------
       4       SOURCE OF FUNDS*
                      WC, OO
--------------------------------------------------------------------------------
       5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      / /
--------------------------------------------------------------------------------
       6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     DELAWARE
--------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER
                                                    -0-
          NUMBER OF              -----------------------------------------------
           SHARES                  8       SHARED VOTING POWER
         BENEFICIALLY                               841,045
           OWNED BY              -----------------------------------------------
            EACH                   9       SOLE DISPOSITIVE POWER
          REPORTING                                 -0-
         PERSON WITH             -----------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                    841,045
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          841,045
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          7.3%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                          IA, CO
--------------------------------------------------------------------------------

                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------               -----------------------------------
CUSIP NO. 171188 10 5               13D                 Page 5 of 7 Pages
------------------------------               -----------------------------------

       Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998, as amended by Amendment No. 1, dated August 7, 1997, as amended by Amendment No. 2, dated October 15, 1997 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock, par value $0.01 (the "Stock"), of Chrysalis International Corporation, a Delaware corporation ("Chrysalis").

Item 4 is hereby amended to read in its entirety as follows:

ITEM 4.    PURPOSE OF TRANSACTIONS.

       The external environment for small, quality biotechnology companies is undergoing a period of rapid and profound change. The convergence of a depressed equity market, the possible slowing pace of a corporate partnering activity, and escalating cash burn rates could produce an industry shake-out in which financially conservative companies prosper and financially weak companies falter. This changing environment may call for managements and Boards to husband capital by significantly reducing cash burn rates and to otherwise alter preconceived business plans. If managed pro-actively and intelligently, this period could yield attractive returns for shareholders. However, the consequences of complacency and the potential for irreparable missteps are great. BVF may seek to work with company managements, Boards and shareholders to maximize shareholder value and, specifically, to protect the substantial value of funded, partnered programs from unnecessary dilution. BVF IS AMENDING ALL ITS 13-D FILINGS WITH THIS NOTICE.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

       (a) BVF beneficially owns 437,155 shares of the Stock, Partners beneficially owns 841,045 shares of the Stock, and BVF Inc. beneficially owns 841,045 shares of the Stock, approximately 3.8%, 7.3% and 7.3%, respectively, of the aggregate number of shares outstanding as of August 7, 1998 (as reported in Chrysalis' most recent quarterly statement on Form 10-Q).

       (b) BVF shares voting and dispositive power over the 437,155 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 841,045 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG

------------------------------               -----------------------------------
CUSIP NO. 171188 10 5               13D                 Page 6 of 7 Pages
------------------------------               -----------------------------------

Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

       (c) No Transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

       (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A - Agreement Regarding Joint Filing

------------------------------               -----------------------------------
CUSIP NO. 171188 10 5               13D                 Page 7 of 7 Pages
------------------------------               -----------------------------------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 1998

       BIOTECHNOLOGY VALUE FUND, L.P.

       By:     BVF Partners L.P., its general partner

               By:   BVF Inc., its general partner

                By:   /s/ MARK N. LAMPERT
                     ---------------------------------
                     Mark N. Lampert
                     President

       BVF PARTNERS L.P.

       By:     BVF Inc., its general partner


            By:  /s/ MARK N. LAMPERT
                --------------------------------------
                Mark N. Lampert
                President

       BVF INC.


       By:   /s/ MARK N. LAMPERT
            -----------------------------------------
            Mark N. Lampert
            President

                                                       EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING


       The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the statement containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: September 8, 1998

       BIOTECHNOLOGY VALUE FUND, L.P.

       By:  BVF Partners L.P., its general partner

            By: BVF Inc., its general partner


                By:   /s/ MARK N. LAMPERT
                     ---------------------------------
                     Mark N. Lampert
                     President

       BVF PARTNERS L.P.

       By:  BVF Inc., its general partner


            By:  /s/ MARK N. LAMPERT
                -------------------------------------
                Mark N. Lampert
                President

       BVF INC.


       By:   /s/ MARK N. LAMPERT
            -----------------------------------------
            Mark N. Lampert
            President